SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 3 0 2008
DIVISION OF MARKET REGULATION

08031356

S
ECOMMISSION
Washington, D.C. 20549

X-17A-5

CM

8-22741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Rd. - Suite 101
(No. and Street)

Northfield IL 60093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin C. Blitz (847) 446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokoron & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

120 Hunters Hill Court Argyle Texas 76226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Invetments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 2/24/09

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
INFORMATION FILED IN ACCORDANCE WITH
FORM X-17A-5 AND RULE 17a-5 (b) (4)
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007 AND 2006

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2007 and 2006, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 12, 2008

Kokoron & Associates, Ltd.

Edwin C. Blitz Investments, Inc.
Balance Sheet

	December 31, 2007	2006
Assets		
Current Assets:		
Cash	$ 60,150	$ 30,940
Accounts Receivable	91,521	18,764
Total Current Assets	151,671	49,704
Investments (Note 3)	15,932	15,850
Total Assets	$ 167,603	$ 65,554
Liabilities and Equity		
Current Liabilities:		
Accounts Payable	$	$ 225
Payable - Commissions	76,454	6,012
Total Liabilities	76,454	6,237
Equity:		
Owner's Equity		
Common Stock	50,000	50,000
Retained Earnings	41,149	9,317
Total Equity	91,149	59,317
Total Liabilities and Equity	$ 167,603	$ 65,554

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Income and
Retained Earnings and Owner's Equity

	Year Ended December 31, 2007	2006
Income:		
Commissions	$590,210	$453,354
Operating Expenses:		
Commissions	429,659	301,760
Gross wages	113,314	117,374
Professional fees	5,760	4,047
Insurance	10,186	10,404
Publications	5,707	6,676
Payroll taxes	8,841	9,424
Registration fees	5,250	4,731
State Franchise Taxes		288
Office expense	8,500	5,688
Travel and entertainment	6,243	6,742
Total Operating Expenses	593,460	467,134
Other Income	35,082	
Net Income (Note 4)	31,832	(13,780)
Retained Earnings - Beginning	9,317	23,097
Dividends	0	0
Retained Earnings - Ending	$41,149	$9,317

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Cash Flow

	Year Ended December 31, 2007	2006
Cash Flow From Operating Activities:		
Cash received from operations	$552,535	$480,048
Cash paid for operating activities	523,243	495,426
Net cash provided by operations	29,292	(15,378)
Increase in Investments	(82)	(7,200)
Cash at beginning of year	30,940	53,518
Cash at end of year	$60,150	$30,940

	2007	2006
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$31,832	($13,780)
Adjustments to reconcile net income to net cash provided by operations		
Decrease (Increase) in accounts receivable	(72,757)	26,694
Increase (Decrease) in accounts payable	70,217	(28,292)
Total adjustments	(2,540)	(1,598)
Net cash provided by operating activities	$29,292	($15,378)

See Accompanying Notes to Financial Statements

Edwin C Blitz Investments, Inc.
Notes to Financial Statements
December 31, 2007

Note 1 – Nature of Operations and Significant Accounting Policies:-

The Company is operated as an Illinois corporation, having its incorporation effective January 1, 2001. The Company is engaged in the sale of securities. Commission revenue and related commission expenses are recognized at the time investments are purchased or sold for the benefit of customers.

Note 2 – Net Capital and Net Capital Requirements:-

Pursuant to the net capital provisions of rule 15c-1 of the Securities Exchange Act of 1934, the business is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had a net capital and net capital requirements of $91,235 and $5,096 respectively.

Note 3 – Investments:-

Investments are carried on the books of the Company on a lower of cost or market. As of December 31, 2007 and 2006 the value reflects the cost of the securities owned. In the computation of net capital for the company the investments are reflected at market value.

Note 4 – Income Taxes:-

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and as such all net income is taxed to the shareholder directly. The Company as not subject to taxes on income and as such no provision for income taxes is required at the corporate level.

Edwin C. Blitz Investments, Inc.
Computation of Net Capital
December 31, 2007

Total ownership equity	$91,149
Deduct ownership equity not allowed for net capital	13,455
Total ownership equity qualified for net capital	77,694
Add other credits	0
Total capital and allowable subordinated liabilities	77,694
Other deductions or charges - nonallowable assets	0
Other additions or credits - unrealized gain on investments	18,742
Net capital before haircuts on securities positions	96,436
Haircuts on securities:	
U.S. Government obligations	0
Corporate obligations	0
Other securities	5,201
Net Capital	$91,235

Edwin C. Blitz Investments, Inc.
Statement Relative to Existence of
Material Differences under rule 17a-5 (d) (4)
December 31, 2007

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2007, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2007 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2007, complied with the required capital of $5,096 by maintaining a net capital of not less than $5,096 for the period then ended.

In connection with our examination as of December 31, 2007 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 12, 2008

Kokoron + Associates, Ltd.

END